Pacific

WebWorks

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May 7, 2007

Mark Kronforst

Accounting Branch Chief

U. S. Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended

Filed March 31, 2006

Dear Mr. Kronforst,

We are in receipt of your comment letter dated April 25, 2007, regarding the above identified annual report of Pacific WebWorks, Inc. (the “Company”).  The Company is filing via EDGAR this letter.

We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Revenue Recognition, pages 20-21

Comment #1:

We understand that you recognized revenue upon billing your customers on a monthly basis prior to 2007.  We further understand that you would record bad debt expense shortly after billing upon learning that payments had been rejected by credit card companies or banks (e.g. insufficient funds).  This policy resulted in recording revenue for the gross amounts billed to a customer despite knowing almost immediately (within the same day in many cases) that the amount recorded was not collectible.  Based voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019

U.S. Securities and Exchange Commission

May 7, 2007

on these facts and your representations to us that you did not perform any evaluation of collectibility beyond ensuring that a signed agreement and valid credit card existed, it does not appear to us that you would have been able to conclude that collection was reasonably assured upon billing.  Absent any additional evaluation procedures, approval from the financial institutions or subsequent cash receipt appears to have been your first and only verifiable evidence suggesting that collection was reasonably assured.  Even if such additional procedures had been performed in support of collectibility, we would be highly skeptical of any conclusion that resulted in recognizing revenue upon billing given the short time period between billing and rejection and the frequency in which these fees were not collected.  Please restate your financial statements accordingly or tell us why a restatement is not necessary.

Response:   Prior to 2007, consistent with GAAP accounting, based upon a face-to-face discussion with the customer, a signed contract, the direct receipt of credit card information or ACH data to facilitate collection, and the fact that service had been delivered and received by the customer for thirty (30) days, we recognized revenue and created a receivable on billing (the same as any other sale).  At the time of such billing we had no way of knowing exactly who or how many would not pay us (the same as any other credit sales).  Once the customer did not pay we gave them an additional thirty (30) days (as would be customary in a credit situation) before discontinuing their service and writing-off their receivable. We feel strongly that this procedure was appropriate given these circumstances.

We are willing to deviate from our revenue recognition procedure now given our new marketing posture where we do not have direct contact with the purchasing customer, nor do we have a signed contract.  Our auditor has indicated that the deviation we are implementing is acceptable given these new circumstances.

We feel strongly that our revenue recognition procedures prior to 2007 were acceptable given the circumstances and that our new revenue recognition procedures are likewise acceptable given the new circumstances.

Additionally, we believe a restatement of our financial statements is not necessary because the  the application of the revenue recognition procedures to prior periods would not change our net profit/loss to the statement of operations,  nor would it change our balance sheet footings in any way.  Therefore, we believe that the revenue recognition procedure is not sufficiently material to warrant restatement.  We are aware of situations where restatement was not required based upon these facts.

Please reconsider your request that we restate our financial statements.  We assure you that future filings will be consistent with your revenue recognition recommendations going forward.

* * * * * *

U.S. Securities and Exchange Commission

May 7, 2007

 The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer